Exhibit 99.3

CERTIFICATE OF AUTHOR
Michael Godard

As a co-author of portions of this report entitled “Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” dated July 16, 2010, amended the 1st of September, 2010, I, Michael Godard, do hereby certify that:

1.	I am employed by, and carried out this assignment for Micon International Limited, 205 – 700 West Pender Street, Vancouver, BC, V6C 1G8, Tel: 604-647-6463, email: mgodard@micon-international.com.

2.	I hold the following academic qualifications:
Bachelor of Applied Science Degree (Metallurgy) University of British Columbia, May, 1985

3.	I am a Professional Engineer registered with the Association of Professional Engineers and Geoscientists of BC, APEGBC, (registration number 33114);

4.	I have worked in the minerals industry for 22 years;

5.

I do, by reason of education, experience and professional registration, fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes over 25 years of experience in design, commissioning and process engineering within the oil sands extraction, mineral processing and metals fabrication industries.

6.	I have not visited the Monterde property.

7.	I am responsible for the preparation of Sections 18.5.1, 18.5.2, 18.5.3, Section 18.7, Section 18.15.2 and 18.15.3.

8.	I am independent of Kimber Resources Inc., as defined in Section 1.4 of NI 43-101.

9.	I have had no prior involvement with the mineral properties in question.

10.	I have read NI 43-101 and the portions of this report for which I am responsible have been prepared in compliance with the instrument;

11.

As of the date of this certificate to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make this report not misleading.

Dated this 1st day of September, 2010

“Michael Godard” {signed and sealed}

Michael Godard, P.Eng.
Micon International Limited